CREDIT SUISSE SECURITIES (USA) LLC
11 Madison Avenue	Phone 1 212 325 2000
New York, NY 10010-3629	www.credit-suisse.com

CONFIDENTIAL
AUGUST 31, 2006
Court Square Capital Partners
399 Park Avenue, 14thFloor
New York, NY 10022
MacDermid, Incorporated
Highly Confident Letter
Ladies and Gentlemen:
     You have requested the view of Credit Suisse Securities (USA) LLC (together with its affiliates, “CS Securities”, “we” or “us”) regarding the ability of you or one of your affiliates (the “Acquiror”) to obtain a portion of the financing required in connection with the possible acquisition (the “Acquisition”) by the Acquiror of MacDermid, Incorporated (the “Company”) in a transaction whereby the shareholders of the Company would receive per share consideration of $32.50 in cash (the “Consideration”).
     You have informed us that a portion of the financing necessary to complete the Acquisition and to pay fees and expenses incurred in connection with the Acquisition (the “Financing”) would consist of: (i) a revolving credit facility, undrawn at closing, of approximately $50 million; and (ii) up to $925 million of a combination of term loans, (together with the revolving credit facility, the “Senior Credit Facility”) and senior secured notes, senior notes and senior subordinated debt securities issued by the Acquiror (the “Notes”). You also have informed us that it is currently contemplated that the closing of the Financing would occur simultaneously with the closing of the Acquisition, the date of which is to be determined, and that upon completion of the Acquisition, no debt of the Acquiror or the Company will be outstanding other than as described above.
     Our view is based on the Acquisition as currently structured, including (a) our understanding of the business, assets, liabilities, operations, condition (financial or otherwise), operating results and prospects of the Acquiror and the Company, and current general economic and market conditions and (b) CS Securities acting as the sole lead arranger and sole bookrunner in connection with the Senior Credit Facility and sole placement agent or sole managing underwriter in connection with the issuance and sale of the Notes. We have based our judgment upon publicly available information and information supplied to date by you to us, and we have not assumed any responsibility for independent verification of such information and have relied on its being complete and accurate in all material respects. You also have instructed us to assume the cooperation of all parties-at-interest in the proposed Acquisition. Our view is also subject to: (i) satisfactory finalization of the terms and documentation of the Acquisition; (ii) satisfactory negotiation and documentation of the Financing, including the terms of the Senior Credit Facility and the Notes; (iii) satisfactory completion of offering documents relating to each of the Senior Credit Facility and the Notes; (iv) receipt of all required regulatory approvals and securities laws clearances; (v) satisfactory completion of due diligence customary in secured bank financings and securities offerings; (vi) the absence of any material adverse change in the business, assets, liabilities, operations, condition (financial or otherwise), operating results or prospects of the Acquiror or the Company; (vii) the receipt of ratings for the Company, the Senior Credit Facility and the Notes from Moody’s Investor Service, Inc. and Standard & Poor’s Ratings Service; (viii) the availability of necessary and customary audited, unaudited and pro forma financial information in respect of the Acquiror or the Company customary in the syndicated loan market and in order to register the Notes in accordance with the Securities Act of 1933, as amended; (ix) satisfactory market conditions for the arrangement of senior secured credit facilities and the placement of new issuances of senior subordinated debt securities and satisfactory market conditions in the syndicated loan market and the high-yield securities market in general; (x) satisfactory finalization of the capital structure of the Acquiror and the Company, including the amount of equity capital committed to effect the Acquisition; and (xi) our having reasonable time, based on our experience, to market the Senior Credit Facility and the Notes with the assistance of the management of the Acquiror and the Company. Although subsequent developments may affect our views in this letter, we do not have any obligation to inform you of any change in our views or to withdraw or reaffirm this letter.
     Based on and subject to the foregoing, CS Securities is highly confident that it could (a) as sole lead arranger and sole bookrunner, arrange the Senior Credit Facility and (b) as sole placement agent or sole managing underwriter, arrange the sale of the Notes through a private sale and/or a public offering. The structure, covenants and terms of the Financing, including the total cost of capital and the structure, covenants and terms of the Senior Credit Facility and the Notes, will be determined by CS Securities in consultation with the Acquiror and the Company based on market conditions at the time of the arrangement of the Senior Credit Facility and the sale, placement or arrangement of the Notes and on the structure and documentation of the Acquisition.
     This letter is not intended to be, and shall not constitute, a commitment or undertaking by CS Securities (a) to arrange or make a commitment with respect to any portion of the Senior Credit Facility, of (b) to underwrite, place or otherwise purchase the Notes on a principal or agency basis.
     This letter has been delivered to you for your information only and is not to be, in whole or in part, summarized, excerpted from or distributed or disclosed to, or otherwise relied upon by, any other person without CS Securities’ prior written consent; provided, however, that the final form of this letter may be disclosed in its entirety (including any attachments hereto) on a confidential basis to the Company if the Company agrees (a) to keep this letter confidential, (b) not to rely upon this letter in its decision to take any action or refrain from taking any action and (c) that CS Securities shall not have any liability to the Company or any of the Company’s affiliates, shareholders, employees, officers or directors in connection with this letter.
     We look forward to working with you on the successful completion of this financing transaction.

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC